                                August 1, 2000

VIA EXPRESS MAIL AND EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0404


RE:    Advanced Medicine, Inc.
       REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-32990)

Ladies and Gentlemen:

    Advanced Medicine, Inc. (the "Registrant") hereby requests (i) withdrawal of its Registration Statement on Form S-1, as amended to date (File No. 333-32990) (the "Registration Statement"), pursuant to Rule 477 of the Securities Act of 1933 and (ii) withdrawal of its application for confidential treatment of portions of an exhibit to the Registration Statement, which application was filed with the Commission on April 13, 2000. In light of unfavorable market conditions, the Registrant has determined at this time not to effect its initial public offering pursuant to the Registration Statement. The Registrant believes the withdrawal to be consistent with the public interest and the protection of investors. The Registrant represents that no securities have been offered or sold pursuant to the Registration Statement.

                                  Sincerely,

                                  ADVANCED MEDICINE, INC.

                                  /s/ James B. Tanabaum

                                  James B. Tanabaum
                                  President and
                                  Chief Executive Officer

cc:    Bradford J. Shafer, Esq.
       Jay K. Hachigian, Esq.